Exhibit 99.1

To: All NASDAQ OMX Associates

From: Bob Greifeld

Subject: Option Exchange Program Approved

Dear Colleagues,

I am pleased to inform you that our stockholders approved all of the proposals put forth at the annual shareholder meeting on May 27th, including our Option Exchange Program proposal. With this approval, we will proceed with our plans to introduce the exchange program throughout the global organization.

This program will pertain only to those employees who received certain stock option grants in 2006, 2007, or 2008. Human Resources will provide additional details on how the process will work and timing for implementation in the coming days.

As a quick reminder, the Option Exchange Program will allow employees (excluding EVPs and higher) whose current options have a significantly higher exercise price than the current share price of our stock, to exchange their existing eligible awards for a fewer number of options with a lower exercise price and a new vesting schedule. The program is completely voluntary.

Your contributions are vital to this organization and we take pride in our ability to provide you with one of the most competitive total compensation and reward packages in the industry—and we believe this program underscores that commitment.

Regards,

Bob G.

NASDAQ OMX has not initiated the Option Exchange Program. Even though stockholder approval has been obtained, the Company may still decide not to implement the Option Exchange Program or to delay its implementation. If the Option Exchange Program is commenced, NASDAQ OMX will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission (“SEC”). Persons who may be eligible to participate in the Option Exchange Program should read the Tender Offer Statement and other related materials when they become available because they will contain important information about the Option Exchange Program. NASDAQ OMX will deliver the Option Exchange Program documents to all eligible employees free of charge when the Option Exchange Program commences, and NASDAQ OMX’s stockholders and option holders will be able to obtain these written materials and other documents filed by NASDAQ OMX with the SEC free of charge from the SEC’s website at www.sec.gov.